June 6, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated June 2, 2014 to Mr. John J. Stephens of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the staff’s comment herein and keyed our response accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the staff’s position that comments or changes in response to the staff comments in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing.  We also understand the staff’s position that the staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s response to the staff’s comment is set forth below.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 12. Pension and Postretirement Benefits, page 59 and
Note 14. Stockholders Equity, Preferred Equity Interest, page 69

1.
Please disclose in Note 12 the restrictions on transferability of the preferred equity interest in AT&T Mobility II LLC (Mobility) as a plan asset of the pension plan trust or include a cross-reference to Note 14.

Response:

We will update the text of  Note 12 cited above consistent with your direction. Based on our current disclosure, our future disclosure would appear as shown in the following new language (bolded for ease of reading):

On September 9, 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC (Mobility), the holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. The preferred equity interest had a value of $9,104 on the contribution date and was valued at $9,209 at December 31, 2013. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts and will be accounted for as contributions. So long as we make the distributions, we will have no limitations on our ability to declare a dividend, or repurchase shares. This preferred equity interest is a plan asset under ERISA and is recognized as such in the plan’s separate financial statements. However, because the preferred equity interest is not unconditionally transferable to an unrelated party (see Note 14), it is not reflected in plan assets in our consolidated financial statements and instead has been eliminated in consolidation. At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and have agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016. These contributions combined with our existing pension assets are essentially equivalent to the pension obligation at December 31, 2013.

Please let me know if you have additional comments.

Sincerely,

/s/John J. Stephens
John J. Stephens
Senior Executive Vice President
And Chief Financial Officer